Filed by Centra Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

FINAL TRANSCRIPT

Thompson StreetEventssm

SABA - Saba Software, Inc. Conference Call

Event Date/Time: Oct. 06. 2005 / 12:00PM ET

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CORPORATE PARTICIPANTS

Peter Williams

Saba Software - CFO

Bobby Yazdani

Saba Software - Chairman & CEO

Leon Navickas

Centra Software - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Madhu Kodali

Fertilemind Capital - Analyst

Jonathan Rothenberg

Emancipation Capital - Analyst

Charlie Frumberg

Emancipation Capital - Analyst

Eric Martinuzzi

Craig-Hallum - Analyst

Dave Potter

Fuller & Taylor (ph) - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today’s Saba/Centra Investor Relations conference call. (OPERATOR INSTRUCTIONS). As a reminder, today’s conference is being recorded and will be made available for replay. Information regarding accessing the replay will be given out at the end of today’s call. With that I would like to turn the conference over to our host today, Chief Financial Officer of Saba Mr. Peter Williams. Please go ahead, sir.

Peter Williams - Saba Software - CFO

Hello and thank you for joining us today. We are very excited to announce the combination of Saba Software and Centra Software. With me today is Bobby Yazdani, Saba’s Chairman and CEO, and Leon Navickas,

Centra’s Chairman and CEO. We will be posting several documents regarding the combination to each of our websites, and I encourage you to take a look at these documents. If you go to the Investor Relations section of either Saba’s site, www.saba.com, or Centra’s site, www.Centra.com, you will find a copy of our press release, questions and answers. Over the next few days, we will also be posting an investor presentation.

Before we begin, I would like to point out that certain statements made in the course of this conference call about Saba’s and Centra’s intentions, hopes, goals, beliefs, projections, plans, outlook or predictions of the future are forward-looking statements. Such statements include statements regarding the creation of the world’s number one Enterprise learning software solution provider; creating the first Company to provide a complete Enterprise learning solution including the only Company to offer a seamlessly integrated LMS, LCMS and virtual classroom; benefits of the combination of Saba and Centra; the resources of the combined entity and its ability to deliver on the HCM vision; the financial position of the combined entity; synergies of the combined Company; expectations to have a world-class network service; the combined Company being a profitable growth story; our intention to become the preferred supplier of pure play strategic HCM solutions; creating substantial shareholder value; growth of the HCM and live e-learning markets; increased product innovation; market adoption of an integrated learning solution; faster implementation times; customers of the combined Company; headcount and experience of combined employees; the anticipated revenue run-rate of $100 million; ownership of the combined Company; anticipated combined recurring revenue of over $45 million; the ability to drive greater revenue growth through larger transactions; projected cost savings of $8 million to $10 million annually; projected gross margins and EBITDA margins; timing of the closing and the time the transaction expects to be accretive.

These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close and anticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs related to the transaction and the integration of the two companies, and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission reports, including but not limited to Saba’s annual report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s annual report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005 and subsequently filed reports. Neither Saba nor Centra assumes any obligation and does not intend to update these forward-looking statements.

Saba will be filing a registration statement with the SEC that includes a joint proxy statement for Saba and Centra and other relevant documents relating to the proposed combination which we intend to mail to the respective shareholders. We urge you to read these materials which will contain more detailed information about the combination. The proxy statement and other relevant documents filed by Saba and Centra - with the SEC may be obtained free of charge at the SEC’s website at www.SEC.gov. A free copy of the joint proxy statement and other relevant documents filed by either Company with the SEC may also be obtained from Saba or Centra.

In addition, investors and security holders may access copies of the documents filed with the SEC by Saba on Saba’s website at www.Saba.com, and investors and security holders may obtain copies of documents filed with the SEC by Centra on Centra’s website at www.Centra.com.

This conference call is also publicly available via webcast and telephone and is being recorded for playback through October 20, 2005. You may access the recording by dialing 1-320-365-3844 with the access code 799019. Additionally the replay will be available on the Saba and Centra websites for three months.

Now I would like to turn the call over to Bobby Yazdani, Saba’s Chairman and CEO.

Bobby Yazdani - Saba Software - Chairman & CEO

Thank you, Pete. Hello and welcome to our conference call. I’m very pleased to announce that Saba has signed a definitive agreement to acquire Centra, a leading provider of software and services for online learning and training for a combination of cash and stock. Based on Saba’s stock price as of October 3, 2005, the transaction is currently valued at approximately $60 million. The transaction is expected to be accretive immediately on a non-GAAP basis. Immediately after the transaction, the former stockholders of

Centra would own approximately 36% of the outstanding shares of the common stock of Saba, and Saba shareholders would own approximately 64% of the combined entity.

During today’s call Leon, Centra’s Chairman and CEO, and I will discuss the strategic value of the merger, and then Pete will provide a brief overview of the financial terms of the agreement. At the end of our remarks, Pete, Leon and I will be available to answer your questions.

I’m very excited about combining our two companies for four primary reasons. First of all, we believe the combination will provide the industry’s first complete Enterprise learning solution, which gives us the strongest competitive position in the industry. We will have the only built-in and seamlessly integrated LMS, LCMS and virtual classroom which will help customers achieve faster time to implementation and integrated support from a single vendor.

Increasingly customers are requesting integrated solutions from a single vendor. With complementary learning technologies, Saba and Centra will be the first to provide a complete Enterprise learning solution.

Second, our customers will benefit immensely from this combination because Saba and Centra will create the largest Enterprise learning software company in the world with more than 1100 large Enterprise customers. Combined Saba and Centra are serving some of the largest organizations in the world, including 51 of the Fortune 100 and 22% of the Fortune 500. All of this in-market experience creates value that is leverageable by our current and future customers.

Third, the combined Company will have the vision and unmatched resources to deliver a winning solution to the strategic Human Capital Management or HCM market. This market is expected to be a multibillion dollar market where we can capture a large market share. Our combination will allow us to deepen the learning solution we provide today and will provide the resources to continue to deliver on our HCM product and solution roadmap.

Fourth, I am excited for our shareholders because of the strong financial position that we believe will result from their combination. We expect the acquisition to provide a solid foundation for continued growth, innovation and supporting our customers. Together we will have an annual revenue run-rate of approximately $100 million with close to 50% in combined recurring revenues.

One of the most compelling aspects of this merger will be our unique ability to provide a full suite of solutions addressing all Enterprise learning needs today and supporting the broader HCM needs in the future. Today Centra is a leader in the collaborative learning market, which is currently growing 21% annually. Centra has helped millions of professionals in over 1500 organizations increase productivity and efficiencies across their enterprises. Centra’s solutions enable collaborative learning so people in multiple geographies can participate together in large virtual classrooms, live meetings and live webcasts with the collaborative support from others in participating in these events.

Saba’s Enterprise learning suite includes solutions for learning management, learning content management, certification management and learning e-commerce. So customers can manage, measure and track all the learning that happens within or across their extended Enterprise. Our solution sets are complementary, and joint Saba and Centra customers have a complete learning solution, meeting all of their managed learning and collaborative learning requirements. Once this combination is complete, our customers will be the first to have their complete solution from one vendor.

As a result, customers will have a lower cost of ownership as the combined solution will be seamlessly integrated and supported, and based on the synergies of our combined expertise and people, customers will benefit from increased product innovation.

The combined organization will have a revenue run-rate of approximately $100 million. We will have 500 employees and more than 1100 active Enterprise customers worldwide. Clearly together we are of a size that will allow us to compete effectively for market leadership.

The combined Company will operate as Saba Software. I will continue as Saba Chairman and CEO, and Leon, Centra’s Chairman and CEO, will serve on our Board of Directors. With over 500 employees around the world, we will have some of the most experienced and most talented professionals in the learning industry. More than 150 research and development professionals and over 180 professional services staff are committed to innovating the product and supporting our customers.

Our combined customer base represents some of the most successful organizations in the world. In serving commercial and public sector enterprises successfully, vendors must have a special understanding of the unique requirements of these large-sized organizations. Together with 18 years of combined experience, Saba and Centra have tremendous synergies and will instantly be able to merge our Enterprise customer service expertise and best practices.

Saba and Centra have over 40 joint customers today. Our customers want to buy solutions that address all of their learning needs from a single trusted vendor. We expect that our customer base will adopt our complete integrated learning solution to benefit from a single vendor provider with all the benefits of continuing to work with a trusted vendor partner.

Now I’m pleased to introduce Leon Navickas, Chairman and CEO of Centra, who will join Saba as a board member to give his perspective on this business combination. Leon?

Leon Navickas - Centra Software - Chairman & CEO

Thank you, Bobby. Since I founded Centra in 1995, I have always been convinced of the high potential of the Enterprise learning and collaboration market. Today we entered an exciting space that is growing because of the demand for greater automation of training and learning functions within enterprises. What’s more, this foundational base creates a jumping off point into a larger and more strategic opportunity with software that manages the people processes of an Enterprise.

So when Bobby and I began talking about the possibility of combining companies, I felt the time was right to take advantage of the market’s momentum to create a larger company with a more complete product offering and one that has the scale to become a market leader in a very large application software category called Human Capital Management or HCM.

Centra is a technology rich and profitable company with a talented and passionate people who have accomplished a lot over the past 10 years. We created a company whose products and services helped change the way companies communicate with their constituents and train their personnel. We helped our community, we served customers relentlessly, and we created an excellent work environment for our employees. I’m very proud of these accomplishments, and I see the same characteristics in Saba.

I love the idea of combining Centra and Saba, not only because we will be able to continue with the great accomplishments and values, but because of our potential to more significantly enhance shareholder value. With our complementary product suites, we will be able to drive greater revenue growth through larger transactions, sales efficiencies and by up-selling and cross-selling each other’s companies products and services to the combined customer base, and we can do this at much lower cost and higher profitability.

Our respective blue-chip Enterprise accounts give us a wealth of opportunity to build out larger software footprints, as well as leverage a track record of success to other prospects. We have a very complementary team and an integrated sales and marketing force that will become a strong driver of growth. When we integrate Centra’s ASP and Saba, we expect to have a world-class network service aimed at a new class of customers who prefer to buy on a subscription basis or outsource their software operations.

In many respects, this product line extension clearly has the same economics as salesforce.com, driving recurring revenue and profits. As you can see, the possibilities to extend Saba and Centra by combination are real and compelling.

Aside from these business reasons for the merger, let me say why I believe this combination is good for customers, investors and employees. For our customers, the combined company will have the ability to deliver a broader product set from a single vendor, a stronger vendor. This should address concerns about long-term viability and protect the customer’s investment in our software. Those that already have Centra and Saba integrated will experience the benefit of seamless service, support and upgrades. For those that have one or the other, we are committed to remaining open and extensible. We intend to continue working with other vendors to create solutions that customers want, even in multivendor environments.

As for the value created through partnerships with companies like IBM Global Services, this should only get stronger.

I believe this transaction is great for Centra’s shareholders, too, and I remain one of the largest in the combined Company. My reason is simple. The combined Company is a profitable growth story. It has the potential to create value that rapidly drives equity appreciation. Let me explain why.

Today Centra and Saba each address the Enterprise learning market in its own distinctive complementary way. Centra provides the collaborative learning capabilities, and Saba delivers the essential learning management systems. Combined, Saba and Centra will be the leader in delivering a suite of products and services that are the best of breed solutions.

Our singular focus on the needs of this market sets us apart from the vendors in this space who only sell add-on modules rather than complete solutions. In addition, we intend to become the preferred supplier of pure play strategic HCM solutions that capture the imagination of CXOs and other top-level executives and to become part of the essential IT fabric that powers an Enterprise. This means we will interoperate and coexist with other systems such as ERP and automated internal business processes, as well as CRM for managing external customer relationships.

HCM is a huge market, that we’re poised to serve with an understanding of its two requirements and the vision to create and deliver the right solutions. I believe that the new Saba can set the standard for Enterprise learning solutions and leapfrog every other vendor to become the number one software vendor in HCM. In doing so, we would create substantial shareholder value.

I strongly believe this combination is also good for our employees. We will have a much bigger and stronger platform from which we can continue to innovate and meet the needs of our customers and partners. Greater job security, stability and career growth are all benefits that come from being part of a larger growing company.

Our people are our most important asset. The entire management team of the combined Company is committed to creating a great place to work, inspire creativity, insist on customer care and foster the passion for excellence that is the hallmark of Centra’s and Saba’s past and future success.

I look forward to working with Bobby and his team to extend Saba and Centra’s leadership position in the Enterprise learning market and to bring the combined Company to the next level of greatness.

And now I will turn the call over to Pete Williams who will disclose additional financial details of the transaction. Thank you.

Peter Williams - Saba Software - CFO

Thanks, Leon. In addition to the very compelling strategic benefits this combination offers us, we are also very excited about the financial impact the transaction is going to have. Let me briefly go over the transaction details with you.

The transaction is structured as a tax-free reorganization. The consideration per share to be received by the stockholders of Centra will be comprised of $0.66 in cash in Saba’s stock at a fixed exchange ratio of .354 of a share of Saba’s stock for each share of Centra’s stock. Upon closing of the transaction, Centra’s stockholders will own approximately 36% of the combined entity, and Saba’s stockholders will own approximately 64% of the combined entity. The transaction is subject to standard closing conditions, including stockholder approval. We expect the transaction to close in the third quarter of our fiscal year ending May 31, 2006.

As Bobby mentioned, based on our combined companies’ most recently announced quarterly results, together we will have an annual revenue run-rate in excess of $100 million. Over $45 million of the combined annual revenue run-rate comes from support and maintenance and on-demand services. We expect this recurring revenue to generate 70 to 80% gross margin and to provide greater visibility and predictability going forward.

On total revenue, we expect gross margins of 70% to 75%.

For fiscal year 2007, our first full fiscal year of combined operations which ends May 31, 2007, we expect EBITDA margins of 10% to 15% with expansion of these margins in fiscal 2008. We anticipate that cost synergies from the combination will be in the range of $8 million to $10 million annually. It is expected that the transaction will be immediately accretive on a non-GAAP basis.

I will now turn the call back over to Bobby for a few final remarks, and we will then open up the call for questions.

Bobby Yazdani - Saba Software Chairman & CEO

Thank you, Pete. Thank you, Leon. In closing, I would like to reiterate our enthusiasm for this combination. We believe the long list of synergies between Saba and Centra are very real and will lead to a new standard in the Enterprise learning market. We could not be more excited about the opportunities ahead of us. In fact, to help ensure that we properly uncover and pursue the greatest opportunities, we have secured the services of an outside integration team. We will plan to provide you an update on their recommendations and our plans following the close of the acquisition. We look forward to executing on this opportunity and to sharing the benefits of our combined Company with our employees, customers, partners and our shareholders.

With that, I would like to open the call for questions. Operator, please go ahead.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Jonathan Rothenberg, Emancipation Capital.

Charlie Frumberg - Emancipation Capital - Analyst

This is Charlie Frumberg with Emancipation. Leon, can you give us a little bit of history of the deal here? When did it start? Have you talked to others? Were there investment bankers involved? You know that sort of discussion.

Leon Navickas - Centra Software - Chairman & CEO

Sure. Well, Bobby and I have known each other for a number of years. We have both grew up in the e-learning business, starting companies with institutional venture capital that had very successful IPOs and became the leaders in our market segment, and so we’ve had a very good personal relationship for many years.

We’ve also shared a number of customers in common, and we have run into each other and our teams have worked together for a number of years in 40 or so existing opportunities, and then we expect to have many more going forward. So that has been incredibly successful and profitable.

And I think because of those two proof points we have actually reached out to each other to see where we will go in our businesses and looked at the market ahead of us and realized that it really is a tremendous opportunity to take the assets of these two very, very good companies and put them together to create more scale. And that is what we are all about here, creating a profitable growth engine for our shareholders and also a company that can really be one that services our customers and provides them a terrific place to nurture and to develop our employees that are the innovators for all the new and latest technology that will be further drivers of growth.

Yes, we had professional advisors working with us throughout the process, and we had an informal conversation about this matter awhile ago, and it just got serious more recently. So we have really been working hard very recently to try to get this done quickly.

Charlie Frumberg - Emancipation Capital - Analyst

Did you speak to other potential buyers?

Leon Navickas - Centra Software - Chairman & CEO

Well, I don’t know whether we are necessarily looking to sell the Company more than looking to find an opportunity where we could put various synergies together to create something new that could achieve growth and deliver greater shareholder value.

Charlie Frumberg - Emancipation Capital - Analyst

But — so is that a no? With all due respect, I am just trying to get an answer. Because we just basically — it is a sale.

Leon Navickas - Centra Software - Chairman & CEO

We always talk to companies over the course of business about business combinations, strategic partnerships and so forth. But we really believe that the Saba combination is the right way to go in the best interests of our shareholders.

Charlie Frumberg - Emancipation Capital - Analyst

But there was — (multiple speakers).

Bobby Yazdani - Saba Software - Chairman & CEO

Let me help. I reached out to Leon it was March of this year where we have had a number of opportunities where we executed in our sales cycles — jointly executed in the sales cycles. We had our salespeople selling together in North America. It has been now over the past 12 months I would suggest north of 12 Enterprise deals. Either our deals were post-Centra’s deal or vice versa.

We have looked at the patterns of the se sales cycles, and this is really the idea the market and customer has presented to us. It was not an idea that with all due respect to our bankers that they have come up with. It is our customers who have really come to us. There were a number of large installations in North America. Our largest being the United States Army. Their largest being also the United States Army. One of our largest implementation in North America being KPMG. And I can go on through the list of the very large projects that we have sold and we have executed together.

So that pattern of buying behaviors from customers and looking at their large deals and looking at our large deals were very good indicators of the trends of buying behavior from the customers.

Charlie Frumberg - Emancipation Capital - Analyst

I’m just trying to get to a simple issue. Basically Centra was just sold or acquired, and I appreciate the fact that management, Leon particularly, as well as some board members, have aligned interest to us. We are a large shareholder. But the price is a discount to the current market for all intents and purposes — and certainly not a premium. And you know basically we’re going to end up with a third of the combined Company.

They are not proportionately dissimilar in size. I mean Saba is a little bit larger. Its earnings history is not materially better than Centra’s. I mean both losing money. He is talking about 10 to 15% margin, so I can see the attraction here. But basically this deal was done under the market. Certainly with no premium. And so all I’m asking directly is, do you seek a better price in the marketplace rather than this entity which is attractive as you described and all that, but the price to the shareholders seems suboptimal.

Leon Navickas - Centra Software - Chairman & CEO

You know, I can see your point, but let me explain a little bit about how we got here. This deal was in negotiation for awhile. If you look at back at the stock prices over the last couple of weeks and months, you’ll see that there was a time when this deal represented a double-digit premium to Centra’s current price. And so when we locked in on that, things have subsequently moved around a little bit, and so it might not look at like it, but it was when it was negotiated. That is point number one.

Point number two, I would suggest looking at the transaction in the following way. First of all, there is $0.66 in downside protection for Centra’s shareholders, plus 36% of equity in a great new Company. And it is the Company that has the rapid growth and profit generation potential, a business model with multiple revenue streams that has visibility and potentially greater EBITDA margins. It is a leader in the Enterprise market as far as learning market and has the potential to take substantial share in a new and rapidly growing Human Capital Management market, which is currently dominated by Oracle with Legacy PeopleSoft products. But unlike their monolithic approach, our new Company will offer a highly differentiated application software solution, a pure play, a best of breed product, specialized in the expertise with the scale to execute on the business plan and a vision to win. I think it is a terrific deal, and we are not doing it out of necessity, we are doing it out of the opportunity. So as a shareholder that is the way I have looked at it, and I believe I speak for my board when they approve the transaction.

Charlie Frumberg - Emancipation Capital - Analyst

But we already had $0.90 of downside protection before the deal. You already have $0.90 a share of cash on a Centra proper basis. So it is actually dilutive from a cash per share standpoint.

Leon Navickas - Centra Software - Chairman & CEO

Again, I would say you should look at it as the glass half full with the opportunity to make an investment in a great new Company that’s going —

Charlie Frumberg - Emancipation Capital - Analyst

Look, the problem I have here is it looks like it is — if it was not — if the price was not maximized by finding competitive bids, there is clear execution risk here. And based on the history of both companies, which is not pretty, recent history — I don’t mean this disrespectfully. I know it has been a tough and difficult marketplace. But as a shareholder of Centra, I look at this as a good deal for Saba. You know the jury is still out as to whether we can realize any gains from execution as compared to getting a better price in the marketplace. And again I don’t have a public discussion about this. It is the only forum that we have to talk.

But it just seems like a — the process was stilted.

Bobby Yazdani - Saba Software - Chairman & CEO

What I would like to do is again you know we would be more than happy to provide more details around the model as we close. And if you don’t mind, I would like to give an opportunity to other investors to ask questions. Again —

Charlie Frumberg - Emancipation Capital - Analyst

Fine. I apologize for hogging the mike.

Bobby Yazdani - Saba Software - Chairman & CEO

And again, I would be more than happy to make myself available and give you more details. This is Bobby speaking. We would be available after the call. Next week we’re going to be traveling and visiting with the investors. Again, we will be more than happy to share our plan with you.

Charlie Frumberg - Emancipation Capital - Analyst

And I appreciate that.

Operator

Eric Martinuzzi, Craig-Hallum.

Eric Martinuzzi - Craig-Hallum - Analyst

I had not had a chance to read the press release. Are there collars on the deal? Any breakup fees on the deal?

Bobby Yazdani - Saba Software - Chairman & CEO

Yes, there are breakup fees, and there are no collars for the deals.

Eric Martinuzzi - Craig-Hallum - Analyst

Okay. And then for Bobby, have you lost deals? Have you lost LMS sales in the past six months because you did not have a virtual classroom?

Bobby Yazdani - Saba Software - Chairman & CEO

Yes, we have.

Eric Martinuzzi - Craig-Hallum - Analyst

Is that a meaningful amount of your pipeline or –?

Bobby Yazdani - Saba Software - Chairman & CEO

There are two very important trends that we have been tracking. One important trend, we look that there are fees that are being generated by the market and the number of requests in those RFPs. You know along the lines of virtual classroom capabilities that these are requesting. In many cases, we have had (inaudible) with Centra. We have been out there bidding against those RFPs jointly or jointly providing the solutions to the customers.

We have also been tracking essentially the RFPs that are for the virtual classroom or for the LMS and the way that (inaudible) you know coming or hitting the market by the customers, and we are seeing that the large — the central large Enterprise deals typically have followed an LMS purchase or LMS projects have followed a large virtual classroom purchase. So there are lots and lots of synergies that customers are telling us in terms of their requirements of putting a complete solution in place.

Eric Martinuzzi - Craig-Hallum - Analyst

Okay. And then for Leon, as far as the Centra pipeline goes, I have not been following Centra for a while, but the growth trajectory that you guys have seen for 2005, had you had a 2005 projection out there, and what sort of growth did that represent versus last year?

Leon Navickas - Centra Software - Chairman & CEO

We have guidance out there currently that says that we will show annual revenue growth this year slightly higher over last year, and that we will have growth in our operating income.

Eric Martinuzzi - Craig-Hallum - Analyst

Could you quantify that, or did you just comment that you would grow versus ‘04?

Leon Navickas - Centra Software - Chairman & CEO

That is all we gave. No further quantification.

Eric Martinuzzi - Craig-Hallum - Analyst

Okay. And then lastly for Leon, you have come back fairly recently. Have there been any key people losses or any turnover in the past few months given the goings on behind the scenes with this transaction?

Leon Navickas - Centra Software - Chairman & CEO

No, our key people are all in place. And, in fact, many of them are already engaged in working with Bobby and his team on roles in the new Company and opportunities to pursue and doing the planning and so forth.

Eric Martinuzzi - Craig-Hallum - Analyst

That covers it for me. Thank you, gentlemen.

Operator

Dave Potter (ph), Fuller & Taylor (ph).

Dave Potter - Fuller & Taylor (ph) - Analyst

A couple of questions. In terms of the cash burn going forward, you mentioned about 8 to 10 million of synergies on the comp side. I was just wondering what the source of those is and what the phase-in for those would be?

Bobby Yazdani - Saba Software - Chairman & CEO

Right. It is going to be — we are going to execute on the cash saving or cost synergies. You know the majority of it will be realized within literally a quarter, and then the remainder would be over the course of a year. The source of that cost-saving comes from running two small publicly held companies is going to be coming out of the redundancies in the administration of our businesses, redundancies in certain areas of management, redundancies in some of the areas in terms of just think of hard assets, you know and managing our infrastructure IT infrastructure and hosting infrastructure and what have you.

You know we are going to maintain and use these synergies in terms of expanding our sales organization, in terms of expanding our services organization, as well as expanding our capabilities in our R&D.

Charlie Frumberg - Emancipation Capital - Analyst

Okay. So we can sort of expect between 4 and 5 million of immediate sort of first-quarter close synergies?

Bobby Yazdani - Saba Software - Chairman & CEO

That is correct.

Charlie Frumberg - Emancipation Capital - Analyst

Okay. The second question is, on the (inaudible) rate stance going forward, how do you see yourself set up there? Are you going to have a classified board? Are you going to have a right to sell? Have you thought about that? Is anything going to change?

Bobby Yazdani - Saba Software - Chairman & CEO

We are going to comment on those very points you just asked post-close.

Charlie Frumberg - Emancipation Capital - Analyst

Okay. Thank you.

Operator

Madhu Kodali, Fertilemind Capital.

Madhu Kodali - Fertilemind Capital - Analyst

A follow-up to an earlier question about breakup fees. I was wondering if you can quantify what that is and what the terms are?

Peter Williams - Saba Software - CFO

It is approximately $1.8 million. It is a mutual breakup fee.

Operator

(OPERATOR INSTRUCTIONS). Jonathan Rothenberg.

Jonathan Rothenberg - Emancipation Capital - Analyst

I’m sorry.

Leon Navickas - Centra Software - Chairman & CEO

Go ahead, Jonathan.

Jonathan Rothenberg - Emancipation Capital - Analyst

Yes. I’m sorry my question was about the breakup fee as well.

Leon Navickas - Centra Software - Chairman & CEO

Okay, Jonathan. I was just given a note of clarification that says that we will be distributing a proxy that will go to shareholders later, and that will provide all the additional information about our process. So I did not mean to be elusive to your earlier question, but there is more information on the way.

Jonathan Rothenberg - Emancipation Capital - Analyst

Thanks.

Operator

(OPERATOR INSTRUCTIONS).

Bobby Yazdani - Saba Software - Chairman & CEO

Operator, if there is no other question, I will just want to conclude the call today. Again, thank you for joining us, and Leon and I are planning to meet with the investors in New York on Monday and Tuesday, in California on Thursday, and we plan to speak with other investors around the country as necessary. If you’re interested in arranging a time to meet with us, please send us an e-mail at investor@Saba.com or KMozes@Centra.com. Thank you very much for the call today.

Operator

Thank you, ladies and gentlemen. And once again to access the digital replay for this conference, the conference will be made available starting today at 12:30 PM specific time running through the 20th of October at midnight. You may access the AT&T Executive Playback Service at anytime by dialing 1-800-475-6701 and entering the access code 799019. International participants dial 320-365-3844. (Repeats numbers.)

That concludes our conference for today. Thank you very much for your participation and for using AT&T Executive Teleconference, and you may now disconnect.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding combined annual revenue run rate at close, 50% recurring revenue, customers of the combined company, the availability and support for the combined company’s products, the combined offering addressing current needs, product synergies, product lines continuing to grow, people and expertise being critical to success, the development of future products of the combined company, the intention to continue to invest in APIs, third-party integrations, standards, and adapters, and the intention to invest in customer communities. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Saba’s Quarterly Report on Form 10-Q for the three months ended August 31, 2005, and subsequently filed reports. Saba does not assume any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.